1050 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE August 14, 2023	TSXV: ITR; NYSE American: ITRG www.integraresources.com

INTEGRA FILES MAIDEN PRELIMINARY ECONOMIC ASSESSMENT TECHNICAL REPORT FOR WILDCAT & MOUNTAIN VIEW PROJECTS

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSXV: ITR; NYSE American: ITRG) is pleased to announce the filing of an independent Preliminary Economic Assessment ("PEA") technical report for the Wildcat Project ("Wildcat") and Mountain View Project ("Mountain View") (together, "Wildcat & Mountain View") located in western Nevada.

The PEA demonstrates the potential for a low-cost, high-margin, heap leach gold-silver operation with a phased development and production strategy and robust economics. The average annual production of Wildcat & Mountain View and the DeLamar Project on a combined basis is expected to exceed 200kozs of gold equivalent ("AuEq"), demonstrating one of the largest heap leach production profiles among precious metal developers in the Great Basin.

Wildcat & Mountain View PEA Highlights:

  After-tax NPV(5%) of US$309.6 million ("M") (C$408.6M1) and 36.9% after-tax IRR using base case metal prices of US$1,700/oz gold ("Au") and US$21.50/oz silver ("Ag")

  After-tax NPV(5%) of US$442.1M (C$583.6M1) and 49.7% after-tax IRR using spot metal prices on June 27, 2023 (announcement date) of US$1,920/oz Au and US$22.00/oz Ag

  Wildcat & Mountain View generate combined annual production of ~94koz AuEq from year 1-5 with average annual production of 80koz AuEq over the 13 year Life-of-Mine ("LOM")

  LOM payable metals from Wildcat & Mountain View of 1,043koz AuEq

  LOM site level cash costs of US$882/oz AuEq on a co-product basis; LOM site level all-in sustaining cash costs ("AISC") of US$973/oz AuEq on a co-product basis

  Year -1 initial capex of US$115M to begin operations at Wildcat

  Average Au Recovery of 71.4% at Wildcat and 77.1% at Mountain View

  Low combined LOM strip ratio of 1.21 (Wildcat standalone strip ratio of 0.28)

  LOM total net free cash flow generated of US$485M with average net annual free cash flow of US$46M from year 1-13

  Updated mineral resource estimate at Wildcat & Mountain View demonstrates growth of +23% and +49% respectively compared to the previous mineral resource estimates dated November 2020:

  2021-2022 drilling at Wildcat & Mountain View allowed the Company to convert the majority of the previous resource estimate from the Inferred ("Inf.") category to the Indicated ("M&I") category

    Wildcat Project: 746koz Au and 6,438koz Ag (829koz AuEq) in M&I (59,872,806 tonnes at 0.39 g/t Au and 3.34 g/t Ag) and 210koz Au and 1,980koz Ag (235koz AuEq) in Inf. (22,455,848 tonnes at 0.29 g/t Au and 2.74 g/t Ag)

    Mountain View Project: 578koz Au and 3,402koz Ag (622koz AuEq) in M&I (28,750,517 tonnes at 0.63 g/t Au and 3.68 g/t Ag) and 60koz Au and 244koz Ag (63koz AuEq) in Inf. (4,155,502 tonnes at 0.45 g/t Au and 1.83 g/t Ag)

  The PEA results complement the 2022 Pre-feasibility Study for the DeLamar Project in southwestern Idaho, which demonstrated a base case after-tax NPV(5%) of US$314M and a 33% after-tax IRR2

(1) CAD:USD FX rate of 1.32

(2) See NI 43-101 technical report titled: "Technical Report and Preliminary Feasibility Study for the DeLamar and Florida Mountain Gold - Silver project, Owyhee County, Idaho, USA", dated March 22, 2022 with an effective date of January 24, 2022 available under Integra Resources' SEDAR profile at www.sedar.com and EDGAR profile at www.sec.gov; Gold price assumption: US$1,700/oz Au; Silver price assumption is US$21.50/oz Ag

Integra's President, CEO & Director, Jason Kosec commented: "The successful Wildcat & Mountain View PEA demonstrates two high-margin, low-cost, heap leachable gold and silver deposits with a strong combined production profile, low pre-production capex and robust economics. When combined with the DeLamar Project, Integra demonstrates the path to becoming +200koz AuEq per annum producer in the prolific Great Basin. For the remainder of the year, the team is focused on delivering two more significant milestones at DeLamar, including the updated mineral resource estimate in Q3 and the submission of the Mine Plan of Operations in Q4."

The Wildcat & Mountain View PEA technical report (the "Report") has been prepared for Integra by Micon International Limited of Toronto, Canada and included contributions from Forte Dynamics, NewFields Mining Design and Technical Services and Convergent Mining. The Report has been prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects. The Report titled "NI 43-101 Technical Report Preliminary Economic Assessment for the Wildcat and Mountain View Projects, Pershing and Washoe Counties, Nevada, USA" is available on SEDAR (www.sedar.com) under Integra's profile and on the Company's website.

Integra's news release dated June 28, 2023 summarized certain key results, assumptions and estimates contained in the Wildcat & Mountain View PEA. The Company is pleased to report that there are no material differences between the key results, assumptions and estimates contained in the Report and Integra's news release dated June 28, 2023.

The PEA is preliminary in nature and includes inferred mineral resources that are too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that PEA results will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

Qualified Persons

The scientific and technical information contained in this news release has been reviewed and approved by Raphael Dutaut, Ph.D (P.Geo), Integra's Vice President, Exploration and Tim Arnold (PE, SME), Integra's Chief Operating Officer. Both individuals are "Qualified Persons" ("QP") as defined in NI 43- 101 - Standards of Disclosure for Mineral Projects.

The scientific and technical information contained in this news release has also been verified and approved by the following "Qualified Persons" within the meaning of NI 43-101 - Standards of Disclosure for Mineral Projects: Richard Gowans, P.Eng, Micon International Limited (metallurgy and mineral processing, environmental, permitting and social considerations), Andrew Hanson, P.E., NewFields Mining Design and Technical Services (heap leach infrastructure), Chris Jacobs, CEng, MIMMM, Micon International Limited (economic analysis), William Lewis, P.Geo, Micon International Limited (mineral resource estimation), Deepak Malhotra, Director of Metallurgy, Forte Dynamics (infrastructure), and Ralston Pedersen, P.E., Convergent Mining, LLC (mining).

About Integra Resources

Integra is one of the largest precious metals exploration and development companies in the Great Basin of the Western USA. Integra is currently focused on advancing its three-flagship oxide heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Wildcat Project and Mountain View Project located in western Nevada. The Company also holds a portfolio of highly prospective early-stage exploration projects in Idaho, Nevada, and Arizona. Integra's long-term vision is to become a leading USA-focused mid-tier gold and silver producer.

ON BEHALF OF THE BOARD OF DIRECTORS

Jason Kosec
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Forward Looking and Other Cautionary Statements

Certain information set forth in this news release contains "forward‐looking statements" and "forward‐looking information" within the meaning of applicable Canadian securities legislation and applicable United States securities laws (referred to herein together as "forward‐looking statements"). Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: the future financial or operating performance of the Company and Wildcat & Mountain View; results from work performed to date; the estimation of mineral resources; the realization of mineral resource estimates; the development, operational and economic results of the PEA for the Wildcat and Mountain View deposits, including cash flows, revenue potential, staged development, capital expenditures, development costs and timing thereof, extraction rates, life of mine projections and cost estimates; timing of completion of a technical report summarizing the results of the PEA; magnitude or quality of mineral deposits; anticipated advancement of the mine plans for Wildcat & Mountain View; exploration expenditures, costs and timing of the development of new deposits; costs and timing of future exploration; the completion and timing of future development studies; estimates of metallurgical recovery rates; anticipated advancement of Wildcat & Mountain View and future exploration prospects; requirements for additional capital; the future price of metals; government regulation of mining operations; environmental risks; the timing and possible outcome of pending regulatory matters; the realization of the expected economics of Wildcat & Mountain View; future growth potential of Wildcat & Mountain View; and future development plans. Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", 'believe", expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions. Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such statements are made. Assumptions and factors include: the Company's ability to complete its planned exploration programs; the absence of adverse conditions at Wildcat & Mountain View; no unforeseen operational delays; no material delays in obtaining necessary permits; the price of gold remaining at levels that render Wildcat & Mountain View economic; the Company's ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. These risks and uncertainties include, but are not limited to: general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in Integra's annual report on Form 20-F dated March 17, 2023 for the fiscal year ended December 31, 2022, and Millennial Precious Metals' management's discussion and analysis dated April 28, 2023 for the fiscal year ended December 31, 2022.

There can be no assurance that forward‐looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward‐looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The forward-looking statements contained herein are presented for the purposes of assisting investors in understanding the Company's plans, objectives and goals and may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and readers are cautioned not to place undue reliance on forward‐looking statements. This news release also contains or references certain market, industry and peer group data which is based upon information from independent industry publications, market research, analyst reports and surveys and other publicly available sources. Although the Company believes these sources to be generally reliable, such information is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other inherent limitations and uncertainties. The Company has not independently verified any of the data from third party sources referred to in this news release and accordingly, the accuracy and completeness of such data is not guaranteed.

Cautionary Note for U.S. Investors Concerning Mineral Resources and Reserves

National Instrument 43-101 - Standards of Disclosure for Mineral Projects is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this news release has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.  These standards differ from the requirements of the U.S. Securities and Exchange Commission ("SEC") and resource information contained in this press release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

All references to "$" in this news release are to U.S. dollars unless otherwise stated.

Cautionary Note Regarding Non-GAAP Financial Measures

Alternative performance measures in this news release such as "cash cost", "AISC" "free cash flow" are furnished to provide additional information. These non-GAAP performance measures are included in this news release because these statistics are used as key performance measures that management uses to monitor and assess performance of Wildcat & Mountain View, and to plan and assess the overall effectiveness and efficiency of mining operations. These performance measures do not have a standard meaning within International Financial Reporting Standards ("IFRS") and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. These performance measures should not be considered in isolation as a substitute for measures of performance in accordance with IFRS.

Cash Costs

Cash Costs include site operating costs (mining, processing, site G&A), refinery costs and royalties, but excludes head office G&A and exploration expenses.  While there is no standardized meaning of the measure across the industry, the Company believes that this measure is useful to external users in assessing operating performance.

All-In Sustaining Cost

Site level AISC includes Cash Costs and sustaining and expansion capital, but excludes head office G&A and exploration expenses.  The Company believes that this measure is useful to external users in assessing operating performance and the Company's ability to generate free cash flow from potential operations.

All-In Cost

Site level AIC includes AISC level costs and also includes initial capital and equipment finance costs associated with initial capital.  The Company believes that this measure is useful to external users in assessing the Company's overall ability to generate free cash flow from potential operations.

Free Cash Flow

Free cash flows are revenues net of operating costs, royalties, capital expenditures and cash taxes.  The Company believes that this measure is useful to the external users in assessing the Company's ability to generate cash flows from the Project.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.